SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12B-25

COMMISSION FILE NUMBER 000-27763

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K

[ ] Form 11-K

[ ] Form 20-F

[ ] Form 10-Q

[ ] Form N-SAR

For Period Ended: December 31, 2012

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION.

Full name of registrant: SITESTAR CORPORATION

Former name if applicable: N/A

Address of principal executive office

(Street and number): 7109 TIMBERLAKE ROAD

City, state and zip code: LYNCHBURG, VA 24502

PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE.

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

During the audit of the Company’s financial statements for the year-ended December 31, 2012, Management of Sitestar Corporation was first advised by Santora CPA Group, the Company’s independent registered public accounting firm that two potential errors existed:

Errors in calculation of income tax related accounts including deferred tax assets, income taxes payable, and current and deferred tax expense balances. These errors were the result of using an inaccurate spreadsheet model to determine related account balances, as well as using inappropriate tax rates in the calculation.

Additionally, our independent auditors advised us to re-evaluate our historical and current practices with respect to recognition of deferred revenue and whether it is being properly recorded in accordance with generally accepted accounting principles in the United States (GAAP). Historically, deferred revenues were being adjusted through bad debt expense, rather than revenue. While this does not impact net income or earnings per share, it does have an impact on our gross margin.

PART IV. OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

Daniel Judd	(434)	239-4272
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X] Yes [] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is restating for errors identified in its:

Income tax related accounts including deferred tax assets, income taxes payable, and current and deferred income tax expense, and revenue accounts pertaining to changes in deferred revenue being reconciled through the company’s bad debt accounts instead of revenue. The effects of these restatements will be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and the amended Quarterly 10-Q reports for the periods ended March 31, June 30, and September 30, 2012.

The correction of the errors noted in (i) above reduced 2011 annual net income by $213,000, and resulted in reductions of $344,000 and $65,000 to quarterly net income for the periods ended March 31, 2011 and June 30, 2011, respectively, and an increase of $122,000 to quarterly net income for the period ended September 30, 2011. The restatements also resulted in reductions of $45,000, $60,000, and $39,000 to quarterly net income for the periods ended March, 31, June 30, and September 30, 2012 respectively. The corrections noted in number (ii) above increased 2011 revenues and general expenses by $132,000. The effects of item (ii) were not material to the individual quarters presented.

SITESTAR CORPORATION

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(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	April 1, 2013	By:	/s/ Daniel Judd
Daniel Judd
Chief Financial Officer

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